UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               DURECT CORPORATION
                                (Name of Issuer)

                    Common Stock, $.0001 par value per share
                         (Title of Class of Securities)

                                    266605104
                                 (CUSIP Number)

                                December 31, 2005
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 8 Pages

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CUSIP No. 266605104                                           Page 2 of 8 Pages




1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL CAPITAL MANAGEMENT L.P.

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                      5             Sole Voting Power
Number of                                   2,846,031
 Shares
Beneficially          6             Shared Voting Power
 Owned By                                   0
  Each
Reporting             7             Sole Dispositive Power
  Person                                    2,846,031
  With
                      8             Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,846,031

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.1%

12       Type of Reporting Person (See Instructions)

                                    PN



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CUSIP No. 266605104                                           Page 3 of 8 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  SAGAMORE HILL MANAGERS LLC

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                            5             Sole Voting Power
Number of                                          2,846,031
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                         0
    Each
Reporting                   7             Sole Dispositive Power
    Person                                         2,846,031
    With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,846,031

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.1%

12       Type of Reporting Person (See Instructions)

                                    OO


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CUSIP No. 266605104                                           Page 4 of 8 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  STEVEN H. BLOOM

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                     a. [ ]
                                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                       5             Sole Voting Power
Number of                                     2,846,031
 Shares
Beneficially           6             Shared Voting Power
 Owned By                                     0
  Each
Reporting              7             Sole Dispositive Power
  Person                                      2,846,031
  With
                       8             Shared Dispositive Power
                                             0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    2,846,031

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [  ]

11       Percent of Class Represented By Amount in Row (9)

                                    5.1%

12       Type of Reporting Person (See Instructions)

                                    IN; HC



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CUSIP No. 266605104                                           Page 5 of 8 Pages



Item 1(a)         Name of Issuer:

                  Durect Corporation (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  10240 Bubb Road, Cupertino, California  95014

Item 2(a)         Name of Person Filing:

                  The statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Sagamore Hill Capital Management L.P. ("Sagamore Hill Capital Management");

                  ii)  Sagamore Hill Managers LLC ("Sagamore Hill Managers");
                       and

                  iii) Steven H. Bloom ("Mr. Bloom").

                  This statement relates to securities held for the account of the Sagamore Hill Hub Fund Ltd, a Cayman Islands corporation (the "Hub Fund"). Pursuant to a portfolio management agreement, Sagamore Hill Capital Management serves as investment manager of the Hub Fund. In such capacity, Sagamore Hill Capital Management may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. The general partner of Sagamore Hill Capital Management is Sagamore Hill Managers. In such capacity, Sagamore Hill Managers may be deemed to be the beneficial owner of securities held for the account of the Hub Fund. Mr. Bloom is the sole member of Sagamore Hill Managers. In such capacity, Mr. Bloom may be deemed to be the beneficial owner of securities held for the account of the Hub Fund.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of the Reporting Persons is One Manhattanville Road, Suite 102, Purchase, NY 10577

Item 2(c)         Citizenship:

                  1) Sagamore Hill Capital Management is a Delaware limited
                     partnership;

                  2) Sagamore Hill Managers is a Delaware limited liability
                     company; and

                  3) Mr. Bloom is a citizen of the United States.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.0001 par value per share (the "Shares").

Item 2(e)         CUSIP Number:

                  266605104


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CUSIP No. 266605104                                           Page 6 of 8 Pages



Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  Each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Bloom may be deemed the beneficial owner of approximately 2,846,031 Shares (assuming the conversion of certain convertible bonds held for the account of the Hub Fund).

Item 4(b)         Percent of Class:

                  According to the Issuer's most recent Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, the Issuer had 53,283,459 Shares outstanding as of September 30, 2005. The number of Shares of which each of Sagamore Hill Capital Management, Sagamore Hill Managers and Mr. Bloom may be deemed to beneficially own constitutes approximately 5.1% of the total number of Shares outstanding (assuming the conversion of certain convertible bonds held for the account of the Hub Fund).

Item 4(c)         Number of shares as to which such person has:

  Sagamore Hill Capital Management
  (i)      Sole power to vote or direct the vote                      2,846,031
  (ii)     Shared power to vote or to direct the vote                         0
  (iii)    Sole power to dispose or to direct the disposition of      2,846,031
  (iv)     Shared power to dispose or to direct the disposition of            0

  Sagamore Hill Managers
  (i)      Sole power to vote or direct the vote                      2,846,031
  (ii)     Shared power to vote or to direct the vote                         0
  (iii)    Sole power to dispose or to direct the disposition of      2,846,031
  (iv)     Shared power to dispose or to direct the disposition of            0

  Mr. Bloom
  (i)      Sole power to vote or direct the vote                      2,846,031
  (ii)     Shared power to vote or to direct the vote                         0
  (iii)    Sole power to dispose or to direct the disposition of      2,846,031
  (iv)     Shared power to dispose or to direct the disposition of            0


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CUSIP No. 266605104                                           Page 7 of 8 Pages



Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  The shareholders of the Hub Fund have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Hub Fund in accordance with their ownership interests in the Hub Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10. Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

CUSIP No. 266605104                                           Page 8 of 8 Pages



                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:    February 8, 2006       SAGAMORE HILL CAPITAL MANAGEMENT L.P.




                                By:  /s/ Steven H. Bloom
                                     ------------------------------------------
                                     Steven H. Bloom
                                     President

Date:    February 8, 2006       SAGAMORE HILL MANAGERS LLC


                                By:  /s/ Steven H. Bloom
                                     ------------------------------------------
                                     Steven H. Bloom
                                     Sole Member

Date:    February 8, 2006       STEVEN H. BLOOM


                               /s/ Steven H. Bloom

                               ------------------------------------------------